SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR LAUNCHES DUBLIN WINTER 2014 SCHEDULE

7 NEW ROUTES, MORE FLIGHTS ON 21 BUSINESS ROUTES

BASEL, BUCHAREST, COLOGNE, LISBON, MARRAKESH, NICE & PRAGUE

Ryanair, Ireland's favourite airline, today (20 Mar) released its Dublin winter 2014 schedule, with 7 new routesand increased flights on 21 existing routes (growing from 900 to over 1,000 weekly flights) which go on sale on the Ryanair.com website today. This growth is a direct result of the Government's welcome decision to scrap the travel tax from 1st April next and will deliver over 800,000 more passengers at Dublin Airport this year.

Ryanair's winter 2014 schedule at Dublin will deliver:

• 7 new routes to Basel, Bucharest, Cologne, Lisbon, Marrakesh, Nice & Prague
• 59 Dublin routes in total
• Growth from 900 to over 1,000 weekly flights
• Increased frequencies & improved schedules on 21 business routes
• Over 800,000 new Ryanair passengers p.a. at Dublin (8.35m in total)

                                                        7 New Winter Routes                                                                                                                                                                                               21 Routes With New Flights
Cologne	2 x daily	London (LGW)	8 - 10 x daily
Lisbon	2 x daily	Birmingham	6 - 8 x daily
Prague	2 x daily	Brussels (CRL)	4 - 6 x daily
Bucharest	8 x p/week	Barcelona	2 - 4 x daily
Basel	6 x p/week	Madrid	2 - 4 x daily
Nice	6 x p/week	Milan (BGY)	2 - 4 x daily
Marrakesh	4 x p/week	Paris	2 - 4 x daily
		Rome (CIA)	2 - 4 x daily
		Krakow	12 pw - 2 x daily
		Riga	12 pw - 2 x daily
		Berlin	10 pw - 2 x daily
		Bratislava	10 pw - 2 x daily
		Budapest	10 pw - 2 x daily
		Malaga	10 pw - 2 x daily
		Warsaw	10 pw - 2 x daily
		Lanzarote	8 pw - 2 x daily
		Wroclaw	8 to 10 p/week
		Faro	6 to 8 p/week
		Fuerteventura	4 to 6 p/week
		Malta	4 to 6 p/week
		Rzeszow	4 to 6 p/week

In Dublin, Ryanair's Kenny Jacobs said:

"Ryanair is the first Irish carrier to launch its Dublin 2014 winter schedule, with 7 new routes to Basel, Bucharest, Cologne, Lisbon, Marrakesh, Nice and Prague, as well as increased frequencies on 21 business routes, all of which go on sale on the Ryanair.com website from today.

Our 7 new Dublin routes with multiple daily frequencies are ideal for business passengers or families booking their winter sun or ski getaway. Ryanair customers can also enjoy our recent customer service improvements including a 2nd free carry-on bag, allocated seating and the use of portable electronic devices, with further improvements to be rolled out over the coming months.

To celebrate our Dublin 2014 winter schedule and the launch of these 7 new routes, we are releasing 100,000 seats on sale from €19.99 for travel in April and May, which are available for booking until midnight Monday (24 Mar). Since these low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

Minister for Transport, Tourism & Sport, Leo Varadkar said:

"This is yet more good news from Ryanair following the Government's decision to remove the Air Travel Tax from April. The airline has really embraced the opportunity presented by Budget 2014 and is offering thousands of new seats into Ireland, on top of those already announced for Dublin, Shannon and Knock.

The new Cologne route will be useful for business while extra routes are being offered from a host of existing destinations into Dublin. My Department is already working with Tourism Ireland and Ryanair to promote the additional services."

Dublin Airport Managing Director, Vincent Harrison said:

"We are delighted that Ryanair is further expanding its winter schedule at Dublin Airport. These 7 new winter routes, as well as increased frequencies on 21 existing services, further enhances Dublin Airport's attractiveness for both business and leisure passengers.

Dublin Airport has had a very strong start to the year, with passenger numbers up 9% for the first two months and these extra winter services from Ryanair will help underpin that growth and continue it into next year.

Passenger numbers at Dublin Airport increased significantly faster than the European average last year, and we are continuing to outperform our European peers in 2014. These new winter short-haul routes from Ryanair and extra flights on existing services will provide extra options for our customers for the winter season, which begins in late October."

Ends.

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:         Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                           Edelman Ireland
                                    Tel: +353-1-9451212          Tel: +353-1-6789 333
                                    press@ryanair.com             ryanair@edelman.com

                                    Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 March, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary